UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

HAWK CORPORATION

(Name of Subject Company)

CARLISLE COMPANIES INCORPORATED

HC CORPORATION

(Names of Filing Persons — Offeror)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

420089104

(Cusip Number of Class of Securities)

Steve Ford

Vice President, Chief Financial Officer and General Counsel

Carlisle Companies Incorporated

13925 Ballantyne Corporate Place

Charlotte, NC 28277

Telephone: (704) 501-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

On October 14, 2010, Carlisle Companies Incorporated, a Delaware corporation (“Parent”), and Parent’s wholly owned subsidiary, HC Corporation, a Delaware corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hawk Corporation, a Delaware corporation (the “Company”), whereby Parent and Merger Sub will commence a tender offer to purchase all of the issued and outstanding shares of the Company’s Class A common stock, including the associated Rights (as defined in the Merger Agreement), at a purchase price of $50.00 per share in cash to be followed by a merger of Merger Sub with and into the Company.

The following is (i) a transcript of a conference call held at 2:00 PM GMT, Tuesday, October 26, 2010, to discuss Parent’s earnings for the third quarter of its 2010 fiscal year, and (ii) the associated slide presentation utilized during such conference call.

FINAL TRANSCRIPT

Conference Call Transcript

CSL - Q3 2010 Carlisle Companies Earnings Conference Call

Event Date/Time: Oct 26, 2010 / 02:00PM  GMT

This conference call is not an offer to purchase or a solicitation of an offer to sell any securities of Hawk Corporation (“Hawk”). The planned tender offer by Carlisle Companies Incorporated (“Carlisle”) for all of the outstanding shares of the Class A common stock of Hawk has not yet been commenced. Upon commencement of the tender offer, Carlisle will mail to Hawk stockholders an offer to purchase and related materials and Hawk will mail to Hawk stockholders a solicitation/recommendation statement with respect to the tender offer. Carlisle will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Hawk will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. Hawk stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. Hawk stockholders may obtain a free copy of these materials (when available) and other documents filed by Carlisle or Hawk with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (800) 659-5550 or (212) 269-5550 or by contacting Carlisle at (704) 501-1100.

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CORPORATE PARTICIPANTS

 David Roberts

 Carlisle Companies, Inc. - Chairman, President and CEO

 Steve Ford

 Carlisle Companies, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

 Glenn Wortman

 Sidoti & Co. - Analyst

 Peter Lisnic

 Robert W. Baird - Analyst

 Saul Ludwig

 Northcoast Research - Analyst

 Wendy Caplan

 SunTrust Robinson Humphrey - Analyst

 Peter Grondin

 OSS Capital Management - Analyst

 Ajay Kejriwal

 FBR Capital Markets - Analyst

 PRESENTATION

Operator

Good morning. My name is Kinesha and I would like to welcome you to the Carlisle Companies, Inc. third-quarter earnings conference call.

I would like to turn the conference over to Mr. David Roberts, Chairman and CEO of Carlisle Companies. Thank you, sir. You may begin your conference.

 David Roberts  - Carlisle Companies, Inc. - Chairman, President and CEO

Thank you. Good morning and welcome to the Carlyle third-quarter 2010 conference call. On the call with me are Steve Ford, our CFO; Kevin Zdimal, our CAO; and Julia Chandler, our VP and Treasurer. We will be using slides during the call which can be found on our website under presentations to allow you to follow along on today’s call.

I would be remiss if I didn’t remind you to read slide 2 titled forward-looking statements before making any investment decisions. With that said, I hope you will find the slides useful.

Before I take you through the quarterly financial data, let me provide you with an update on our strategic actions in the quarter. These are detailed on slide 3. In the past, we have publicly stated our objective to reach 15% operating margins and we took four steps in the third quarter to move us closer to obtaining that goal.

On October 4, we sold our trailer business for $35 million in cash plus the potential to earn an additional $5 million if certain financial criteria are met. Due to the economy, Trail King has underperformed over the past seven quarters. It generated sales of $139 million during that period. Actually, the bigger issue was that we lost $4 million of EBIT during the same period of time.

Since the trailer business wasn’t core and because of its recent financial performance, when presented the opportunity to sell the business, we felt strategically it was the correct action to take.

Eleven days following the divestiture of Trail King, we announced that we had signed a definitive agreement to purchase the outstanding shares of Hawk Corporation for $50 per share or a total of $413 million. The acquisition of this business is a great fit strategically and it brings a performance profile that will add to our overall profitability. Our purchase of Hawk is subject to regulatory approvals, but we expect the transition to close before the end of the year.

During the quarter, we completed the closure of our Vancouver, Washington Interconnect Technologies facility. The closure had been scheduled for the third quarter and we closed as planned. Restructuring charges associated with the closure of Vancouver were approximately $1.1 million. All but $100,000 of these costs flowed through the income statement in the first and second quarters.

We also continued to move manufacturing operations into our new Jackson, Tennessee tire manufacturing facility with the objective to have all but spread buildings and calendaring up and running in Jackson by the end of the year. The completion of this action will have a positive impact on our operating margins in 2011, as will the other actions that we have taken.

Now let’s turn to slide 4. Overall sales were up 10%, growing organically 8% with the additional 2% of growth coming from our 2009 acquisitions of Jerrik, ECS, and Japan Power Brake.

Sequentially in the third quarter, we have seen growth. Each of our four segments grew, led by Interconnect Technologies, growing at 43%; Engineered Transportation Solutions at 17%; Construction Materials at 4%; and FoodService at 2%. Company quarterly EBIT margins were 10%. EBIT margins were lower this quarter as compared to 2009 due to rapidly rising raw material costs.

We received $35 million of raw material cost increases in the quarter across the entire Company. We did realize $4 million of price increases that help offset a small portion of the raw material price escalation.

Our effective tax rate in the quarter was 28%, an improvement from the first two quarters of 2010. EPS for the quarter was $0.75.

On slides 5 and 6, we have included a sales and margin bridge. I won’t go over these slides. The charts are self-explanatory. If you have any questions related to the charts, feel free to ask them during the question-and-answer period following the call.

On slide 7, you will see our performance in Construction Materials segment, where sales grew 4%, driven primarily by higher re-roofing sales. We continue to see a soft construction market and as we did in the first two quarters of the year, re-roofing has become a very important part of our business. We expect this trend to continue into 2011.

EBIT margins declined from 17.8% in 2009 to 15.2% this year. Margins in 2009 were a record for the business as we benefited from higher selling prices and lower raw material costs. While no one likes to see margins decline, we think our ability to achieve 15.2% EBIT margins in an environment of rapidly increasing raw material costs, a soft new construction market bode well for this business when the new construction market does begin to recover.

In the quarter, raw material costs were up $15 million over the third quarter of 2009 and while pricing was higher sequentially in the third quarter of 2010, it was lower than the comparable quarter of 2009.

Turn to slide 8, please. In ETS, organic sales were up 16%, led by our braking business as it grew 48% in the quarter. Contributing to the segment’s overall growth, our price increases of $9 million which covered about 50% of our raw material cost increases in the quarter.

ETS EBIT was $8.4 million, up 11% over 2009. As a percent, margins were 4.5%, down slightly from the previous year. The major driver in the margin decline was raw material cost increases. As you can see on the slide, natural rubber is up 53% and synthetic rubber is up 61%.

The consolidation of Buji, Bowden, and Carlisle into our new Jackson, Tennessee plant continues. We are going about this cautiously as we want to ensure that we have no impact on our customers’ build schedules as they begin their seasonal builds. To ensure success, we will leave thread building and calendaring in Carlisle for a short period of time in the first quarter of 2011. Inventory may creep up during the transition, but if it does, this is a temporary situation.

Going to slide 9, you will see that Interconnect Technologies continues its strong upward trend with sales growing at 43%, driven by organic growth of 17% and acquired growth of 26%. The Boeing 787 and the Airbus 380 programs continue to drive our aerospace business growth while our military RF Microwave applications are growing equally as fast. EBIT was up 67% with EBIT margins increasing from 11.4% to 13.4% year-over-year.

As I said earlier in the call, we completed the closure of the Vancouver, Washington plant. While closing the Vancouver plant had a negative impact on margins this year, we expect it to fully improve or to help improve the margins in 2011.

On slide 10 you will see our FoodService business, and it grew in the third quarter after being down compared to 2009 and the first two quarters of the year. Sales were up 2% to $63.7 million due to strong FoodService orders as our customers prepare for the holiday season. These sales were offset by a decline in healthcare sales.

Margins were down during the quarter from 13.4% to 9.9% due to higher raw material costs and on a smaller scale, transportation costs. To offset the raw material costs, we will be implementing a price increase on January 1, 2011.

Now let me turn the call over to Steve to provide more detail on the third quarter relative to the balance sheet, cash flow, working capital, and the outlook for the remainder of the year. Steve?

 Steve Ford  - Carlisle Companies, Inc. - CFO

 Thanks, Dave. Good morning. Please turn to slide 11. Our balance sheet remains strong, the debt to capital ratio of 11% at September 30, 2010. We have $115 million in cash on hand and $469 million available under our revolving credit facility.

As we noted during our conference call concerning the Hawk transaction, we intend to initially finance the $413 million purchase price with cash on hand and our revolver and expect to look to the public debt market for more permanent financing. We expect the Hawk acquisition financing to be ratings neutral.

Turning to slide 12, for the quarter we generated $26.6 (sic-see press release) million of free cash flow. For the nine months ended September 30, we have generated $16 million of free cash flow. We expect a $65 million to $75 million favorable change in working capital in the fourth quarter as we collect accounts receivable primarily related to our Construction Materials business.

Turning to slide 13, we continue to make progress reducing our working capital as a percentage of sales. For the first nine months of the year, working capital represented 21.6% of net sales as compared to 25.1% for the same period 2009.

Finally, turning to slide 14, we estimate our full-year restructuring costs at $16 million with $6 million forecast for the fourth quarter. We are also projecting $9 million to $12 million of costs in the fourth quarter related to the Hawk acquisition for transaction and change in control expenses.

Our corporate expense for the year is forecast at $36 million. Our capital expenditures are forecast at $65 million. Our depreciation and amortization for 2010 is estimated at $70 million. Our interest expense for the year is forecast at $7.6 million and our tax rate for the full year is forecast at 34%.

With those remarks, I will turn the call back over to Dave.

 David Roberts  - Carlisle Companies, Inc. - Chairman, President and CEO

 Thanks, Steve. Kinesha, let’s open the floor to questions, please.

 QUESTION AND ANSWER

Operator

 (Operator Instructions). [Glenn Wortman].

 Glenn Wortman  - Sidoti & Co. - Analyst

 Good morning, everyone. I just want to talk a little bit about some of the price increases that you’ve put through and some of your segments. It sounds like you got some sequential benefit in Construction Materials from 2Q to 3Q. Do you expect any additional flow-through as we move into the fourth quarter? And what are your plans on pricing as you head into 2011?

 David Roberts  - Carlisle Companies, Inc. - Chairman, President and CEO

 Glenn, I think that the expectation for additional price increase in the fourth quarter is probably low primarily because that’s the slow season and there will be a lot of competitive activity bidding on jobs. What we’ll do is continue to monitor the raw material cost increases and as we see fit, we will pass along price increases to the customers as long as the market will bear it. But we will continue to try to pass along price. I just don’t you will see any in the fourth quarters.

 Glenn Wortman  - Sidoti & Co. - Analyst

 Okay. And I guess the same question for the ETS business.

 David Roberts  - Carlisle Companies, Inc. - Chairman, President and CEO

 Yes, ETS we’re going into the busy part of the schedule or the busy schedule for our customers. We passed along price increases earlier or in the third quarter basically and we think that will carry us into the first quarter -- fourth quarter and first-quarter of next year.

Again as raw materials increase, we will be back with our customers and attempting to get price increase there as well. But pricing is going to be a challenge for us just because of the environment.

 Glenn Wortman  - Sidoti & Co. - Analyst

 Lastly, just in the Construction Materials, it looks like your growth year-over-year did decelerate from 2Q to 3Q just looking at a year-over-year comparison. Can you just kind of give us a sense of what’s going on there and how do you see that market playing out as you head into 2011?

 David Roberts  - Carlisle Companies, Inc. - Chairman, President and CEO

 Yes, I think that -- we’re looking at the numbers here. There may have been a slight decline sequentially but I don’t think it was significant. Frankly we think fourth quarter will be okay in the business and we think that momentum will carry us into 2011. I don’t see that we see a dramatic slowing in the business going forward.

 Glenn Wortman  - Sidoti & Co. - Analyst

 And then I was just wanting to ask, you guys were up 10% year-over-year in June and then only 4% year-over-year.

 David Roberts  - Carlisle Companies, Inc. - Chairman, President and CEO

 Right, right. We had a heck of a third quarter last year if you’re comparing to 2009. 2009 was an outstanding quarter considering the environment. We had good sales and I think -- well, margins were almost 18% in the quarter because of the volume.

 Steve Ford  - Carlisle Companies, Inc. - CFO

 Yes, in the first half of the year, there was some pent-up re-roofing demand and there was a lot of weather in the first quarter that benefited the second quarter.

 Glenn Wortman  - Sidoti & Co. - Analyst

 Then when you are looking out into 2011 maybe looking at new construction flat to slightly down, do you think you guys can get mid single-digit growth in that business under that scenario?

 Steve Ford  - Carlisle Companies, Inc. - CFO

 Yes, Glenn, I think that’s exactly right. I think what you would end up seeing is the business -- if there’s no improvement in new commercial construction, I think you will see the business growing at anywhere from 4% to 6%.

 Glenn Wortman  - Sidoti & Co. - Analyst

 All right, thanks for taking my questions.

Operator

 Peter Lisnic.

 Peter Lisnic  - Robert W. Baird - Analyst

 Good morning, gentlemen. Sorry if I missed this but just wanted to get back to be raw’s impact. $31 million net impact in the third quarter, what sort of number are we looking at for the fourth quarter and then trailing into the first part of next year, all else equal?

 Steve Ford  - Carlisle Companies, Inc. - CFO

 Looking on a net basis for the fourth quarter about $10 million. We are expecting a $10 million favorable price and about $20 million negative on the raws.

 Peter Lisnic  - Robert W. Baird - Analyst

 Okay, great. If I look at the price that you had in the third quarter, there was $4 million and I guess ETS had a plus $9 million. So there must have been price erosion somewhere. I’m assuming that was in construction, is that right? Is that the right way to think about it?

 Steve Ford  - Carlisle Companies, Inc. - CFO

 That is correct.

 Peter Lisnic  - Robert W. Baird - Analyst

 Okay, and then I guess on Construction Materials, if I look at the selling price being down year-over-year, is that really a function of mix or is that lower raws? It just seems a bit odd given the inflation we have seen on the commodity cost side.

 David Roberts  - Carlisle Companies, Inc. - Chairman, President and CEO

 No, I think it has evolved in the market conditions. I think it’s just very difficult to get price right now.

 Peter Lisnic  - Robert W. Baird - Analyst

 Okay, all right. And then last question if I could on the Tire & Wheel business with the new facility coming on line in Jackson, any sort of nonrecurring costs? You had some in the second quarter I guess but any comparable costs here in the third quarter or expectations in the fourth quarter as you kind of maintain some excess inventory and are maybe shipping things longer distances than you like?

 David Roberts  - Carlisle Companies, Inc. - Chairman, President and CEO

 Pete, what we will end up doing I will let Steve talk about the costs themselves but frankly, we think we will be coming up with everything except tread building and calendaring. Carlisle will be a very small operation the first quarter, perhaps 50 to 75 people, so it will be down dramatically from where it was. There will be some transportation costs and continued integration costs. Steve, I think it’s $6 million?

 Steve Ford  - Carlisle Companies, Inc. - CFO

 Yes, that’s correct.

 David Roberts  - Carlisle Companies, Inc. - Chairman, President and CEO

 Yes, $6 million in the fourth quarter. We are going to have about $2 million that is going to carry over into next year. We had originally planned to have it all done this year but we are just a little leery we don’t get to a point where we have a negative impact on our customer. So we’re going to carry a bit of that over into the first quarter of next year.

 Peter Lisnic  - Robert W. Baird - Analyst

 That is very helpful. Thank you very much for your time.

Operator

 Saul Ludwig.

 Saul Ludwig  - Northcoast Research - Analyst

 Good morning, guys. I tuned in a bit late so I apologize if this is a repeat. Of the $35 million in raws, how is that spread by the different segments?

 Steve Ford  - Carlisle Companies, Inc. - CFO

 Saul, there was $15 at Construction, $18 at ETS and really the Tire & Wheel business, and $2 million at FoodService.

 Saul Ludwig  - Northcoast Research - Analyst

 And then what about the price? How did the $4 million play out?

 Steve Ford  - Carlisle Companies, Inc. - CFO

 $9 million favorable within ETS and $5 million negative at Construction.

 Saul Ludwig  - Northcoast Research - Analyst

 Okay and the Construction volume you said was what, up 10%?

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

No, volume was up 4% in the quarter.

Saul Ludwig  — Northcoast Research - Analyst

In Construction?

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Yes.

Saul Ludwig  — Northcoast Research - Analyst

Okay. Then when we get to the fourth quarter, do you think there will be any volume increase at all?

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Well, I think quarter-over-quarter there will be some increase. We are really (multiple speakers) right. Yes and obviously fourth quarter is our low quarter, but we expect some volume increase in the fourth quarter.

Saul Ludwig  — Northcoast Research - Analyst

Did you think — you answered an earlier question that assuming we don’t get any help from new construction, you would think you would have 4% to 6% revenue growth in 2011 in Construction Materials.

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Yes, that’s our anticipation, Saul, that we will still — we will still see re-roofing continue and we would expect mid-single-digit growth if that were the case.

Saul Ludwig  — Northcoast Research - Analyst

Do you think that 4% to 6% is volume or do you think that’s all price with no help from volume?

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Saul, I think it’s going to be volume. I think price will be a struggle until new construction comes back.

Saul Ludwig  — Northcoast Research - Analyst

Don’t you think that maybe the re-roofing market was unusually strong this year? Because in 2009, corporations were concerned with liquidity. They weren’t spending money for anything. They were repairing or patching, whereas in 2010, corporate coffers were more flush with cash, just as your example is. And they sort of did the roofs that were due in ‘09 as well as the ones in ‘10 and maybe the re-roofing was unusually strong, meaning a tough comp for next year.

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Yes, if I would’ve thought that, I wouldn’t have said it would have been up single digits.

Saul Ludwig  — Northcoast Research - Analyst

How do you think about that rationale?

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

I still think that it’s a situation that I think people were still cautious this year. I don’t think people were just out running out doing roofs because they had cash. I don’t think you put a roof on unless you need a roof. And I think that will carry into next year. I think roofs are going to get another year older and there will be replacement required next year as well.

Saul Ludwig  — Northcoast Research - Analyst

And I guess another question, with interest rates where they are today and we see corporations doing bond financing and fear of inflation, what is the rationale in sort of waiting to go to market with your bond offering versus like next week?

Steve Ford  — Carlisle Companies, Inc. - CFO

Well, Saul, we are not going to be waiting for too long, but the transaction is subject to regulatory approval and we are sort of moving along in parallel tracks here. We are looking to finance this on a longer-term basis in close proximity to the closing.

Saul Ludwig  — Northcoast Research - Analyst

Great, thank you very much.

Operator

Wendy Caplan.

Wendy Caplan  — SunTrust Robinson Humphrey - Analyst

Good morning. Dave, can you kind of walk us through the quarter in terms of the strength? In other words, July, August, September, what did we see? Was there a whole lot of difference in the Company in demand for products?

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Actually not. It was a relatively flat growth that we had. So in other words, I didn’t see Construction Materials up 10% or 11% in July and then fall back. I think it’s been relatively flat over the quarter.

I’m trying to think, we had I think in the food business, the FoodService business, we saw a little bit slow takeoff to the quarter and it got better as the quarter went on. But honestly I don’t expect that momentum to continue. I think FoodService will continue to be a relatively flat growth business just because nobody is building new restaurants and the traffic is down in restaurants. But I think all the other businesses were again relatively stable growth month after month.

Wendy Caplan  — SunTrust Robinson Humphrey - Analyst

Okay, thank you. That’s helpful. Re-roofing as a percentage of segments sales this quarter versus year ago?

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Yes, I haven’t seen the numbers yet, but my guess is that it is 70% to 80%, as it has been. So it’s a significant part of what we’re doing.

Wendy Caplan  — SunTrust Robinson Humphrey - Analyst

Okay. And the international sales opportunity in FoodService, can you talk a little more about that?

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Well, we continue to push and primarily in the Asia-Pacific market, I think our Asia-Pacific sales — and this is total Asia-Pacific — were up 81% in the quarter. I don’t have the numbers in front of me, Wendy, what FoodService was up, but we grew as well during the quarter, not at the level of 81%, but it certainly grew in the quarter.

Wendy Caplan  — SunTrust Robinson Humphrey - Analyst

Thank you, and I guess I need you to interpret your voice for me. Are you feeling optimistic about the near-term, meaning the next six to 12 months?

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Heck yes.

Wendy Caplan  — SunTrust Robinson Humphrey - Analyst

Okay. Thanks, I wanted to be sure that I was hearing this.

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Honestly, if you look at the business, we are optimistic not only on the sales side but also the margin side. You bring on Hawk, you got higher margins there. ETS, the restructuring is behind us, so we’ve got higher margins there. The volume will continue to flow through on the CIT business.

We have to be cautious in looking at Construction Materials, but the more people we talk to in the marketplace, I think the more — less quality I guess it is as far as what next year looks like. So I think we are optimistic on next year, absolutely.

Wendy Caplan  — SunTrust Robinson Humphrey - Analyst

Good. Thank you and just one quick housekeeping question. The bump up in corporate expense, Steve, this quarter?

Steve Ford  — Carlisle Companies, Inc. - CFO

Yes, there’s been a $3 million increase. Half of that related to Asia selling expenses. For this year, we are running those expenses through corporate and that was about $1.5 million increase year-over-year. And the other $1.5 million was foreign currency related. We have intercompany loans in US dollars on the books of our foreign subsidiaries and there was a negative currency impact to the tune of just under $1.5 million.

Wendy Caplan  — SunTrust Robinson Humphrey - Analyst

Okay, and would we expect — it sounds like you were saying Asia’s selling expense would be right now it’s in corporate expense. Are you moving it to the segments?

Steve Ford  — Carlisle Companies, Inc. - CFO

Yes, the Asia expense will be there again in the fourth quarter but it will be at the segment level in 2011.

Wendy Caplan  — SunTrust Robinson Humphrey - Analyst

Okay, great. Thank you so much.

Operator

Peter Grondin.

Peter Grondin  — OSS Capital Management - Analyst

Thanks for taking my call. Could you just talk a little bit more about the change in working capital and other assets? It was a pretty big negative number. Can you give us a little more detail there? Thanks.

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

There’s seasonality to our business and we expect to convert favorably between $65 million and $75 million of our working capital here in the fourth quarter. The third quarter reflects increase in sales and increase in inventories, but that will turn significantly in the fourth quarter as we collect our receivables and further manage our inventory.

Peter Grondin  — OSS Capital Management - Analyst

Okay, thank you.

Operator

(Operator Instructions) Ajay Kejriwal.

Ajay Kejriwal  — FBR Capital Markets - Analyst

Thank you, good morning. I just wanted to drill a little bit on the pricing side. So in Construction Materials if I remember correctly, you put through 10% in TPO and 8% in EPDM first July. Maybe any color on what was the realization versus what it announced.

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Well, in the quarter, selling prices were actually down.

Ajay Kejriwal  — FBR Capital Markets - Analyst

Right, that is on a year-over-year basis (multiple speakers)

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Sequentially we had about — a little over $1 million of pricing. So very little of that announced pricing increase was actually realized.

Ajay Kejriwal  — FBR Capital Markets - Analyst

So maybe help me. So what are you seeing there? Is it that competitors are not following through or is it that you are getting pushback from distributors and customers are moving — playing one product against another?

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

I think it’s a combination. But I think we had every competitor follow us with the price increases, but immediately as the consumer or the distributor and the building owner pushed back, people dropped prices to get the business. So while we increased prices, the effective price increase was minimal, as Steve said, just because of the pushback on the end users.

Ajay Kejriwal  — FBR Capital Markets - Analyst

And then so what’s the outlook for the fourth quarter? Will you expect better pricing sequentially a little bit?

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

I would say no. My guess is that you won’t see any degradation of price, but I think it will be probably very similar to what third quarter was.

Steve Ford  — Carlisle Companies, Inc. - CFO

Ajay, as you know, despite all that, margins came in over 15% for that business in the quarter.

Ajay Kejriwal  — FBR Capital Markets - Analyst

Yes, of course. Part of that is restructuring, so good job there. And then just on that restructuring, so it sounds like you’re lowering your goal for $20 million. That was kind of the number last quarter. At $16 million this year — this quarter. So some of that has shifted to the first quarter, but maybe a little more color.

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Yes, what it is is we had originally talked about I think it was $18.5 million of restructuring and $16 million, it looks as though will be the amount we will spend this year and we will push $2 million out to next year.

Steve Ford  — Carlisle Companies, Inc. - CFO

And Ajay, all of that is within ETS. So that doesn’t impact the ETS margins and although we are pushing out some of the restructuring and the actual restructuring cost has come down a little bit, we are not anticipating any reduction in our savings.

Ajay Kejriwal  — FBR Capital Markets - Analyst

Good, lastly, if I could, on free cash flow, so what’s driving the sequential increase in inventories? Any specific businesses that you are seeing?

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

Yes, there’s a bill that underway in the Tire & Wheel business primarily because of the transition of the two — three plants into Jackson. We want to make sure we don’t leave ourselves in a situation where we don’t have inventory to serve the customers. So it’s that more than anything.

Ajay Kejriwal  — FBR Capital Markets - Analyst

Got it, thank you.

Operator

The are no further questions. Mr. Roberts, I will now turn the conference over to you.

David Roberts  — Carlisle Companies, Inc. - Chairman, President and CEO

All right, thank you. As we explained earlier in the call, we continue to make progress in achieving our strategic goals. The sale of Trail King allowed us to concentrate our efforts on our core businesses. The acquisition of Hawk replaces Trail King with a business that is less cyclical, has higher sales and better margins. Both in the short and long-term, the addition of Hawk to our braking business helps us make significant set to achieving sales, margin, and globalization goals.

The work we’ve done to consolidate our tire factories this year will have a dramatic impact on Tire & Wheel margins next year. We expect Tire & Wheel margins to improve significantly toward the end of next year in that business.

All of these and the other activities we’ve undertaken through 2010 have positioned Carlisle frankly to have a very good 2011.

Thank you for attending our third-quarter conference call and, operator, we can now bring the call to close.

Operator

This concludes today’s conference call. You may now disconnect. Thank you, sir. You have a great day.

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October 26, 2010 Carlisle Companies Incorporated Q3 2010 Earnings Call

Important Information and Where to Find It This slide presentation is not an offer to purchase or a solicitation of an offer to sell any securities of Hawk Corporation (“Hawk”). The planned tender offer by Carlisle Companies Incorporated (“Carlisle”) for all of the outstanding shares of the Class A common stock of Hawk has not yet been commenced. Upon commencement of the tender offer, Carlisle will mail to Hawk stockholders an offer to purchase and related materials and Hawk will mail to Hawk stockholders a solicitation/recommendation statement with respect to the tender offer. Carlisle will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Hawk will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. Hawk stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. Hawk stockholders may obtain a free copy of these materials (when available) and other documents filed by Carlisle or Hawk with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (800) 659-5550 or (212) 269 5550 or by contacting Carlisle at (704) 501-1100.

During the course of this presentation, we may make projections or other forward-looking statements.  We wish to caution you that such statements reflect only our current expectations, and that actual events or results may differ materially due to changes in global economic, business, competitive, market and regulatory factors. More detailed information about these factors is contained in the documents that the Company files from time to time with the Securities and Exchange Commission. We undertake no obligation to update such projections or such forward-looking statements in the future. Forward Looking Statements 3

Strategic Actions 4 Sold Trail King on October 4, 2010 for $35 million and potential $5 million earn-out Agreed to acquire Hawk Corporation for $413M on October 15, 2010 Expect acquisition to be completed by end of 2010 Will be accretive in 2011 Closed Vancouver, WA Interconnect Technologies facility, consolidating operations into existing facilities Consolidating tire manufacturing operations into new plant in Jackson, TN and on track to be substantially completed by the end of 2010 Actions strengthen platform for long-term earnings growth

Highlights of Q3 2010 5 Net sales up 10.2% Organic up 7.9% Acquisitions contributed 2.3% growth Growth in all segments led by Interconnect Technologies and ETS EBIT Margin 10.0% $35 million raw material cost increase versus prior year Selling price increases of $4 million partially offset raw material cost increases Effective tax rate of 28% in Q3 ‘10 versus 35% in Q3 ’09 Continuing Operations Earnings per share of $0.75 Market growth experienced in all segments Financial Summary In Millions, except per share amounts Q3 '10 Q3 '09 ? Net Sales 665.9 $ 604.2 $ 10% Earnings Before Interest and Income Taxes (EBIT) 66.5 74.0 -10% EBIT Margin 10.0% 12.2% -220 bps Income from Continuing Operations, Net of Tax 46.8 47.1 0% Continuing Operations Diluted Earnings per Share 0.75 $ 0.76 $ -1%

Sales Bridge 6 Organic +7.9% +2.3% Organic by Segment Construction 4% ETS 16% Interconnect 17% FoodService 2% Market growth in all segments -0.0% +0.7% Volume +7.5% Mix/Other -0.3% $604.2 $665.9 550 575 600 625 650 675 700 Q3 '09 Price Volume / Oth Acq F/X Q3 '10 $ in Millions

Margin Bridge 7 -5.3% +0.6% +1.5% +1.0% Raw material impact of -5.3% mitigated to net EBIT margin reduction of 2.2% Margin: 12.2% Margin: 10.0% $66.5 $74.0 0 10 20 30 40 50 60 70 80 Q3 '09 Raw Mat Price Volume COS Net Restr / Oth Q3 '10 $ in Millions

Q3 2010 Results 4% sales growth reflects continued higher re-roofing sales Selling prices $5 million (1.5%) lower than prior year but higher than Q2 ‘10 levels EBIT declined 10% from $60.4M in 2009 to $54.1M in 2010 Negative $15 million impact from raw materials; Q3 ‘09 reflected low raw material costs Significant increases on TPO resin and other key materials from ’09 Raw material expense relatively level with Q2 ‘10 cost levels COS and operating improvements continue to mitigate raw material impact 8 Construction Materials 4% Re-roofing continues to drive sales growth in 2010 $340.1 $354.8 17.8% 15.2% $0 $50 $100 $150 $200 $250 $300 $350 $400 Q3 '09 Q3 '10 $ in Millions Sales Margin

Q3 2010 Results Organic growth of 16% Double digit sales growth in all major product lines led by braking at 48% Selling price increases of $9 million added 5.6% Volume added 10.7% EBIT $8.4M up 11%, but a slight reduction in margin reflects raw material increases offset by sales volume and selling price Raw material impact approximately $18 million Natural rubber up 53%; Synthetic up 61% Raw material costs down from Q2 ’10 Plant consolidations on track to be substantially completed by end of 2010 9 Engineered Transportation Solutions 17% Double digit growth led by braking product line Consolidations provide basis for earnings improvement in 2011 $158.3 $186.0 4.8% 4.5% $0 $50 $100 $150 $200 Q3 '09 Q3 '10 $ in Millions  Sales Margin

Q3 2010 Results Organic growth 17% Strong aerospace performance up due to Boeing 787 and Airbus programs RF Microwave products up due to Military projects ECS and Jerrik acquisitions contributed $11.1M or 26% to sales EBIT increased by 67%, 200 bps improvement in margin Completed closure of Vancouver, WA with production moving to other CIT facilities 10 Interconnect Technologies 43% End markets demonstrating high growth rates; solid EBIT leverage $43.1 $61.4 11.4% 13.4% $0 $10 $20 $30 $40 $50 $60 $70 Q3 '09 Q3 '10 $ in Millions Sales Margin

Q3 2010 Results Sales increased 2% FoodService products up 7% reflecting restaurant inventory replenishment Healthcare products down 7% EBIT margin decline from 13.4% to 9.9% due to higher raw material and transportation costs Continued weakness in US consumer confidence and unemployment impacting performance Success in growing international markets 11 FoodService Products 2% FoodService growth driven by international sales $62.7 $63.7 13.4% 9.9%  $0 $10 $20 $30 $40 $50 $60 $70 Q3 '09 Q3 '10 $ in Millions Sales Margin

12 No debt under the Revolving Credit Facility Revolving Credit Facility availability of $469 million as of September 30, 2010 Debt to Capital ratio of 11% Acquisition of Hawk for $413M by December 31, 2010 to be financed initially with cash on hand and revolver Expected to be ratings neutral Debt Maturity Schedule In millions Strong Balance Sheet / Hawk Financing Well positioned for further investment in acquisitions, new product development and capital expenditures LOCs, $31 $469 6.125% Senior Notes, $149 $7 $0 $100 $200 $300 $400 $500 2012 2016 Available Under Revolver at 9/30/10 IRB & Other

13 Cash Flow by Quarter Year to date Operating Cash Flow of $62M; Free Cash Flow of $16M Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10 Operating Cash Flow $94.3 $83.8 ($16.9) $37.3 $42.0 Capital Expenditures ($14.9) ($13.3) ($8.4) ($23.2) ($15.2) Free Cash Flow $79.4 $70.5 ($25.3) $14.1 $26.8

14 Working Capital as a % of Net Sales Working Capital reflects average of quarter ending Receivables plus Inventory less Accounts Payable. % of Net Sales calculated using average Working Capital over annualized year-to-date Net Sales. Managing working capital improvements on higher sales volume Working Capital Performance Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2' 10 Q3' 10 WC as a % of Net Sales 30.2% 26.4% 25.1% 24.9% 23.5% 21.4% 21.6%

Full year restructuring costs - $16M $2M carryover to Q1 ’11 2011 savings estimate - $14M Hawk acquisition and change in control costs in Q4 ‘10 - $9M to $12M Corporate Expense - $36M Depreciation & Amortization - $70M Interest Expense - $7.6M Tax Rate - 34% Capital Expenditures - $65M to $70M 2010 Outlook 15

Several important actions taken to achieve long-term goals of $5 billion in revenue, 15% EBIT margins, expand globally and produce strong free cash flow Sale of Trail King permits focus on core businesses From January 2009 to September 2010, sales at Trail King were $139M with an EBIT loss of $3.9M Acquisition of Hawk is aligned with Company’s long term goals and is a fit with our Industrial Brake & Friction business Hawk will be accretive in 2011 Plant consolidations positioning ETS for margin improvement in 2011 These and other actions are positioning Carlisle for a good 2011 Summary 16

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